UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION;

(2) THE RULES FOR PROCEDURES FOR GENERAL MEETINGS;

(3) THE RULES FOR MEETINGS

OF THE SUPERVISORY COMMITTEE; AND

(4) THE DETAILED WORKING RULES

FOR THE VARIOUS SPECIALISED BOARD COMMITTEES

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) has considered and approved at the 2019 fourth regular meeting of the Board held on 30 August 2019 (the “Board Meeting”) to propose to the shareholders of the Company (the “Shareholders”) certain amendments to the Company’s articles of association (the “Articles of Association”), the rules for procedures for general meetings (the “Rules for Procedures for General Meetings”), the rules for meetings of the supervisory committee (the “Rules for Meetings of the Supervisory Committee”) and the detailed working rules for the various specialised board committees of the Company (the “Detailed Working Rules for the Various Specialised Board Committees”) including the detailed working rules for the audit and risk management committee (the “Detailed Working Rules for the Audit and Risk Management Committee”), the detailed working rules for the nominations and remuneration committee (the “Detailed Working Rules for the Nominations and Remuneration Committee”), the detailed working rules for the planning and development committee (the “Detailed Working Rules for the Planning and Development Committee”) and the detailed working rules for the aviation safety and environment committee (the “Detailed Working Rules for the Aviation Safety and Environment Committee”). At the 28th meeting of the eighth session of the supervisory committee held on the same date, the Company has considered and approved the “resolution for the amendment of certain provisions of the Rules for Meetings of the Supervisory Committee”.

The full texts of the proposed amendments to the Articles of Association, the Rules for Procedures for General Meetings, the Rules for Meetings of the Supervisory Committee and the Detailed Working Rules for the Various Specialised Board Committees are set out below.

The proposed amendments to certain provisions of the Articles of Association, Rules for Procedures for General Meetings and Rules for Meetings of the Supervisory Committee are still subject to consideration at the general meeting of the Company.

Articles of Association
No.	Existing Articles	Revised Articles
1	Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:	Article 30 The Company may, with approval according to the procedures provided in these articles of association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

	(1) Cancellation of shares for the reduction of its capital;	(1) Cancellation of shares for the reduction of its capital;

	(2) Merging with another company that holds shares in the Company;	(2) Merging with another company that holds shares in the Company;

	(3) Other circumstances permitted by relevant laws and administrative regulations.	(3) Issue of shares in connection with staff shareholding plans or share incentives;

(4) Requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5) Issue of shares in connection with convertible bonds issued by the Company;

(6) Deemed necessary by the Company for protecting the Company’s value and shareholders’ interests;

Articles of Association
No.	Existing Articles	Revised Articles
(7) Other circumstances permitted by relevant laws and administrative regulations.

The acquisition of its own shares by the Company pursuant to the foregoing paragraphs (1) or (2) shall be subject to approval at the general meeting by way of resolution; the acquisition of its own shares by the Company pursuant to the foregoing paragraphs (3), (5) or (6) shall be subject to approval by way of Board resolution at a Board meeting attended by more than two-thirds of the directors in accordance with the provisions of the Articles of Association or the mandate of the general meeting.

2	Article 31 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:	Article 31 The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

	(1) Making a pro rata general offer of repurchase to all its shareholders;	(1) Making a pro rata general offer of repurchase to all its shareholders;

	(2) Repurchasing shares through public dealing on a stock exchange;	(2) Repurchasing shares through public dealing on a stock exchange;

	(3) Repurchase by an off-market agreement outside a stock exchange.	(3) Repurchase by an off-market agreement outside a stock exchange;

(4) By any other mean which is permitted by law and administrative regulations and by the authorities in charge of the securities and stock exchanges in the place where the Company is listed.

Articles of Association
No.	Existing Articles	Revised Articles
3	Article 57 The Shareholders’ general meeting shall have the following functions and powers:	Article 57 The Shareholders’ general meeting shall have the following functions and powers:

	(1) To decide on the Company’s operational policies and investment plans;	(1) To decide on the Company’s operational policies and investment plans;

	(2) To elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;	(2) To elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) To elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) To elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) To examine and approve reports of the board of directors;	(4) To examine and approve reports of the board of directors;

	(5) To examine and approve reports of the supervisory committee;	(5) To examine and approve reports of the supervisory committee;

	(6) To examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6) To examine and approve the Comp any’s proposed annual preliminary and final financial budgets;

	(7) To examine and approve the Company’s profit distribution plans and plans for making up losses;	(7) To examine and approve the Company’s profit distribution plans and plans for making up losses;

	(8) To decide on increases or reductions in the Company’s registered capital;	(8) To decide on increases or reductions in the Company’s registered capital;

	(9) To decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;	(9) To decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

	(10) To decide on the issue of debentures by the Company;	(10) To decide on the issue of debentures by the Company;

Articles of Association
No.	Existing Articles	Revised Articles

	(11) To decide on the appointment, dismissal and disengagement of the accountants of the Company;	(11) To decide on the appointment, dismissal and disengagement of the accountants of the Company;

	(12) To amend these articles of association;	(12) To amend these articles of association;

	(13) To consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;	(13) To consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

	(14) To decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;	(14) To examine and approve changes in the use of proceeds; (15) To examine and approve share incentive plan of the Company;

	(15) To deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.	(16) To examine and approve major purchase, sale and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(17) To examine and approve external guarantees of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18) To decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(19)  To deal with matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

Articles of Association
No.	Existing Articles	Revised Articles
4	Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:	Article 74 At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

	(1) By the chairman of the meeting;	(1) By the chairman of the meeting;

	(2) By at least two shareholders entitled to vote present in person or by proxy;	(2) By at least two shareholders entitled to vote present in person or by proxy;

	(3) By one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.	(3) By one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

	Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.	Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

	The demand for a poll may be withdrawn by the person who makes such demand.	The demand for a poll may be withdrawn by the person who makes such demand.

Articles of Association
No.	Existing Articles	Revised Articles

The Company shall use various means to increase the attendance of the public shareholders at Shareholders’ general meetings, including the use of modern information technologies (such as, for example, online voting facilities), provided that:

Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. The Company shall not impose a minimum shareholding percentage requirement on the solicitation of voting rights. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

(1)   Using such means would be permissible under all applicable laws and administrative regulations and/ or is acceptable to relevant regulatory authorities as well as complies with and satisfies all relevant rules; and

(2) The legality and validity of a Shareholders’ general meeting is assured.
Subject to all applicable laws and administrative regulations, the board of directors, the independent directors and certain qualified shareholders may solicit proxies from the shareholders to vote at a Shareholders’ general meeting. No consideration shall be paid for any proxy and adequate information should be furnished to the shareholders whose proxies are solicited. The shareholders whose proxies are solicited should be encouraged to consult professional advisors. Any information that is furnished in connection with the solicitation of proxies must have been previously published and must be accurate and not misleading at the time of use.

Articles of Association
No.	Existing Articles	Revised Articles
5	Article 107 (A) Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.	Article 107 (A) Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

Independent directors shall carry out duties independently and shall not be influenced by:

(1)   Any substantial shareholder or actual controlling person of the Company; or

(2)   Any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

Independent directors have the general authority of directors and have special authority on the relevant matters as stipulated in relevant laws, regulations and the articles of association.

Independent directors shall carry out duties independently and shall not be influenced by:

(1)   Any substantial shareholder or actual controlling person of the Company; or

(2)   Any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

The Company shall protect the lawful performance of duties of the independent directors.

Independent directors shall perform their duties as directors according to law, fully understand the operation of the Company and the topics to be discussed by the board of directors, and safeguard the interests of the Company and all shareholders, especially the protection of legitimate rights and interests of small and medium shareholders. Independent directors shall report their work to the Shareholders’ general meeting on an annual basis.

Articles of Association
No.	Existing Articles	Revised Articles
If there is a conflict between the shareholders or directors of the Company which has a significant impact on the operation and management of the Company, the independent directors shall take the initiative to perform their duties and safeguard the interests of the Listed Company as a whole.

Note:

The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles
1	Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with the law:	Article 2 Shareholders’ general meetings are the decision-making body of the Company and shall exercise the following functions and powers in accordance with the law:

	(1) to decide on the Company’s operational policies and investment plans;	(1) to decide on the Company’s operational policies and investment plans;

	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;	(2) to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

	(4) to examine and approve reports of the board of directors;	(4) to examine and approve reports of the board of directors;

	(5) to examine and approve reports of the supervisory committee;	(5) to examine and approve reports of the supervisory committee;

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on increases or reductions in the Company’s registered capital;

(9)   to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)  to decide on the issue of debentures by the Company;

(11)  to determine on matters of external guarantees in accordance with relevant provisions of the Articles of Association;

(12)  to decide on the appointment, dismissal and disengagement of accounting firms of the Company;

(13)  to amend the Articles of Association;

(14)  to examine and approve any change in the use of funds raised;

(15)  to examine share option scheme;

(16)  to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;

(6)   to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on increases or reductions in the Company’s registered capital;

(9)   to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)  to decide on the issue of debentures by the Company;

(11)  to decide on the appointment, dismissal and disengagement of accounting firms of the Company;

(12)  to amend the Articles of Association;

(13)  to examine and approve any change in the use of funds raised;

(14)  to examine share option scheme;

(15)  to examine proposals raised by shareholders who represent 3 percent or more of the total shares of the Company carrying the right to vote;

(16)  to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(17)  to examine and approve the Company’s major acquisition, disposal, and replacement of assets (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)  to approve matters of the Company’s external guarantees;

(19)  to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association.

(17)  to approve matters of the Company’s external guarantees (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

(18)  to decide on other matters which need to be resolved by the shareholders’ general meeting according to relevant laws, administrative regulations and provisions of the Articles of Association;

(19)  to authorize or delegate the board of directors to deal with other matters authorized or delegated by the general meeting. The general meeting shall not authorize the board of directors to perform statutory duties that the general meeting is supposed to perform.

2

Article 51 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, change of form, dissolution and liquidation of the Company;

(4)   amendments to the Articles of Association;

Article 51 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, change of form, dissolution and liquidation of the Company;

(4)   amendments to the Articles of Association;

Rules for Procedures for General Meetings
No.	Existing Articles	Revised Articles

(5)   acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;

(6)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

(5)   share incentive schemes;

(6)   acquisition or disposal of major assets or provision of guarantee by the Company within one year with the amount exceeding 30% of the total assets of the Company;

(7)   any other matters considered by the Shareholders’ general meeting, resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Note:

The amendments to the Rules for Procedures for General Meetings were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles
1

Article 5 Shareholder representative supervisors shall be appointed or removed by voting at the Shareholders’ general meeting. Employee representative supervisors shall be appointed or removed by democratic voting of the Company’s employees.

Directors, general managers, deputy general managers and financial controllers of the Company may not concurrently serve as supervisors.

Supervisors should have the corresponding professional knowledge or work experience and the ability to effectively perform their duties. Directors and senior management of the Company may not concurrently serve as supervisors.

The Company may appoint external supervisors in accordance with the provisions of the Articles of Association.

Article 5 Shareholder representative supervisors shall be appointed or removed by voting at the Shareholders’ general meeting. Employee representative supervisors shall be appointed or removed by democratic voting of the Company’s employees.

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles
2	Article 18 Where a supervisor, during his performance of duties, violates the provisions of laws, administrative regulations or the Articles of Association and causes damage to the Company, he shall be liable for compensation.

Article 18 Supervisors shall have the right to know the Company’s operations. The Company should take measures to protect the right to know of supervisors and provide necessary assistance for supervisors to normally perform their duties, and no one may interfere or obstruct. The relevant expenses required for the performance of duties by supervisors shall be borne by the Company.

Where a supervisor, during his performance of duties, violates the provisions of laws, administrative regulations or the Articles of Association and causes damage to the Company, he shall be liable for compensation.

3

Article 27 Convening of meeting

A meeting of the Supervisory Committee shall be held only when more than one-half of supervisors attend the meeting. If the quorum of the meeting cannot be met as a result of a supervisor’s refusal to attend or absence without reasons, other supervisors shall timely report such circumstance to the regulatory authority.

The Secretary to the Board or the securities representative shall be present at the meeting of the Supervisory Committee.

Article 27 Convening of meeting

A meeting of the Supervisory Committee shall be held only when more than one-half of supervisors attend the meeting. If the quorum of the meeting cannot be met as a result of a supervisor’s refusal to attend or absence without reasons, other supervisors shall timely report such circumstance to the regulatory authority.

The Secretary to the Board or the securities representative shall be present at the meeting of the Supervisory Committee. The Supervisory Committee may, when deemed necessary, invite directors, senior management or other relevant personnel to attend the meeting. Based on the agenda of the meeting, the Supervisory Committee may request directors, senior management or internal and external auditors, etc., to attend the meeting of the Supervisory Committee to answer questions of concern.

Rules for Meetings of the Supervisory Committee
No.	Existing Articles	Revised Articles
4

Article 28 Consideration procedures at a meeting

The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

The presider of the meeting shall request the directors, senior management, other staff members of the Company or officers of relevant intermediaries to attend the meeting and answer enquiries based on suggestions of the supervisors.

Article 28 Consideration procedures at a meeting The presider of the meeting shall submit to request the attending supervisors to express their clear opinions on the resolutions.

Note:

The amendments to the Rules for Meetings of the Supervisory Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Detailed Working Rules for the Audit and Risk Management Committee
No.	Existing Articles	Revised Articles
1

2.  MEMBERSHIP

1.  Membership and Requirements

The Audit and Risk Management Committee shall be composed of three non-executive directors, all of whom shall satisfy the requirements in relation to independence under American laws and of whom the majority shall be independent non-executive directors. At least one member of the Audit and Risk Management Committee must be a specialist in an appropriate area of accounting or financial management and confirmed by the Board of Directors as complying with the Hong Kong Listing Rules. All members of the Audit Committee shall be of such expertise and commercial experience such that they are capable of performing the work and duties of the Audit Committee. The members of the Audit and Risk Management Committee may not simultaneously serve as members of the audit and risk management committee of more than three listed companies unless, however, the Board of Directors confirms that the concurrent appointment will not be detrimental to the candidate’s ability to effectively perform his/her duties as a member of the Company’s Audit and Risk Management Committee, and such confirmation is disclosed in the annual report.

2.  MEMBERSHIP

1.  Membership and Requirements

The Audit and Risk Management Committee shall be composed of three to five non-executive directors, all of whom shall satisfy the requirements in relation to independence under American laws and of whom the majority shall be independent non-executive directors. At least one member of the Audit and Risk Management Committee must be a specialist in an appropriate area of accounting or financial management and confirmed by the Board of Directors as complying with the Hong Kong Listing Rules. All members of the Audit Committee shall be of such expertise and commercial experience such that they are capable of performing the work and duties of the Audit Committee. The members of the Audit and Risk Management Committee may not simultaneously serve as members of the audit and risk management committee of more than three listed companies unless, however, the Board of Directors confirms that the concurrent appointment will not be detrimental to the candidate’s ability to effectively perform his/her duties as a member of the Company’s Audit and Risk Management Committee, and such confirmation is disclosed in the annual report.

Detailed Working Rules for the Audit and Risk Management Committee
No.	Existing Articles	Revised Articles

In addition, under the Hong Kong Listing Rules, any former partner in the audit firm responsible for auditing the Company’s accounts (if applicable) may not become a member of the Audit and Risk Management Committee within one year from the later of the date on which he/she ceases to be a partner in such firm or the date on which he/she ceases to have a financial interest in such firm.

In addition, under the Hong Kong Listing Rules, any former partner in the audit firm responsible for auditing the Company’s accounts (if applicable) may not become a member of the Audit and Risk Management Committee within two year from the later of the date on which he/she ceases to be a partner in such firm or the date on which he/she ceases to have a financial interest in such firm.

Detailed Working Rules for the Audit and Risk Management Committee
No.	Existing Articles	Revised Articles
2

2.  MEMBERSHIP

3.  Appointment of the Chairman

The Audit and Risk Management Committee shall have one Chairman (convener). The Chairman shall be selected from among those committee members who are independent non-executive directors, and appointed by the Board of Directors. The Chairman shall be responsible for presiding over the work of the Audit and Risk Management Committee.

2.  MEMBERSHIP

3.  Appointment of the Chairman

The Audit and Risk Management Committee shall have one Chairman (convener). The Chairman shall be selected from among those committee members who are independent non-executive directors, and appointed by the Board of Directors. The Chairman shall be responsible for presiding over the work of the Audit and Risk Management Committee. The convener of the Audit and Risk Management Committee should be an accounting professional.

Note:

The amendments to the Detailed Working Rules for the Audit and Risk Management Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Detailed Working Rules for the Nominations and Remuneration Committee
No.	Existing Articles	Revised Articles
1	Article 3 The Company’s Nominations and Remuneration Committee shall be composed of three directors, of whom two shall be independent directors.	Article 3 The Company’s Nominations and Remuneration Committee shall be composed of three to five directors, of whom the majority should be independent directors.

Detailed Working Rules for the Nominations and Remuneration Committee
No.	Existing Articles	Revised Articles
2

Article 9 The main duties and powers of the Nominations and Remuneration Committee are:

(1)   to make recommendations to the Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure;

(2)   to study the criteria and procedures for selecting directors and management personnel, and to make recommendations to the Board of Directors;

(3)   to conduct wide-ranging searches for qualified candidates to become directors and members of the management personnel;

(4)   to examine the candidates for the positions of director and manager and make recommendations in connection with the same;

(5)   to examine candidates for other senior management positions whose engagement is subject to approval by the Board of Directors and make recommendations in connection with the same;

Article 9 The main duties and powers of the Nominations and Remuneration Committee are:

(1)   to make recommendations to the Board of Directors regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company’s equity structure;

(2)   to study the criteria and procedures for selecting directors and senior management personnel, and to make recommendations to the Board of Directors;

(3)   to select qualified candidates to become directors and senior management personnel;

(4)   to examine the candidates for the positions of director and senior management personnel and make recommendations in connection with the same;

(5)   to examine candidates for other senior management positions whose engagement is subject to approval by the Board of Directors and make recommendations in connection with the same;

Detailed Working Rules for the Nominations and Remuneration Committee
No.	Existing Articles	Revised Articles

(6)   to study and examine the policies and plans for remuneration of the directors and senior management personnel;

(7)   to study the criteria for assessing the directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;

(8)   to evaluate the performance of the directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same;

(9)   to be responsible for monitoring the implementation of the Company’s remuneration system;

(10)  other matters delegated by the Board of Directors.

(6)   to study and examine the policies and plans for remuneration of the directors and senior management personnel;

(7)   to study the criteria for assessing the directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;

(8)   to evaluate the performance of the directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same;

(9)   to be responsible for monitoring the implementation of the Company’s remuneration system;

(10)  other matters delegated by the Board of Directors.

Note:

The amendments to the Detailed Working Rules for the Nominations and Remuneration Committee were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Detailed Working Rules for the Planning and Development Committee
No.	Existing Articles	Revised Articles
1	Article 3 The Planning and Development Committee shall be composed of three directors, of whom at least one shall be independent director.	Article 3 The Planning and Development Committee shall be composed of three to five directors, of whom at least one shall be independent director.

Note:

The amendment to the Detailed Working Rules for the Planning and Development Committee was originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Detailed Working Rules for the Aviation Safety and Environment Committee
No.	Existing Articles	Revised Articles
1	Article 4 The Aviation Safety and Environment Committee shall be composed of three directors, of whom at least one shall be independent director.	Article 4 The Aviation Safety and Environment Committee shall be composed of three to five directors, of whom at least one shall be independent director.

Note:

The amendment to the Detailed Working Rules for the Aviation Safety and Environment Committee was originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).